LETTERHEAD OF WILLKIE FARR & GALLAGHER LLP

VIA EDGAR

June 28, 2013

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Managed Account Series
Securities Act File No. 333-124463
Investment Company Act File No. 811-21763
Post-Effective Amendment No. 14

Ladies and Gentlemen:

On behalf of Managed Account Series (the “Registrant”), we hereby transmit for filing under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended, Post-Effective Amendment No. 14 (the “Amendment”) to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”) with respect to the BlackRock U.S. Mortgage Portfolio (the “Fund”).

The Amendment is being filed pursuant to 485(a)(1) under the 1933 Act in order to make changes to the Fund’s strategies to clarify that the Fund may invest a substantial portion of its assets in non-agency mortgage-related securities that are rated below investment grade, as noted in Supplements to the Fund’s Prospectus and Statement of Additional Information each filed on October 23, 2012.

Should members of the Staff have any questions or comments concerning the Amendment, they should call the undersigned at (212) 728-8865 or Brian Hall at (202) 303-1258.

Very truly yours,

/s/ Ryan P. Brizek
Ryan P. Brizek

Enclosures

cc:	Ben Archibald, Esq.
Maria Gattuso, Esq.